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                              May 6, 2022

       Ka Fai Yuen
       Chief Executive Officer and Director
       Zhong Yang Financial Group Limited
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: Zhong Yang
Financial Group Limited
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form F-1
                                                            Filed April 13,
2022
                                                            File No. 333-259441

       Dear Mr. Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2022 letter.

       Amendment No. 6 to Form F-1

       General

   1. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated
with investing in companies that are based in or that have significant operations in the PRC
and Hong Kong.
       Conventions Which Apply to this Prospectus, page iii

   2.                                                   You state that
references to "China" or "PRC" refers to the People   s Republic of
                                                        China, excluding the
Taiwan region, Hong Kong, and Macau. Excluding Hong Kong
 Ka Fai Yuen
Zhong Yang Financial Group Limited
May 6, 2022
Page 2
      from this definition tends to obscure and mitigate the risks to investors because of your significant operations in Hong Kong. Please revise accordingly. Prospectus Summary
Risk Factor Summary, page 8

3. Refer to your response to comment 2. Please add a summary risk factor related to enforcement of foreign civil liabilities in Hong Kong and the Cayman Islands. Further, please file the respective consents of Harney Westwood & Riegels and Stevenson, Wong
      & Co. to be named in the registration statement with respect to their determinations regarding the enforceability of foreign judgments under the laws of the Cayman Islands and Hong Kong.
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameKa Fai Yuen
                                                            Division of
Corporation Finance
Comapany NameZhong Yang Financial Group Limited
                                                            Office of Finance
May 6, 2022 Page 2
cc:       William S. Rosenstadt, Esq.
FirstName LastName